Athersys, Inc.

3201 Carnegie Avenue

Cleveland, Ohio 44115

September 19, 2023

VIA EDGAR SUBMISSION

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:         Athersys, Inc. (the “Company”)
Registration Statement on Form S-3 (File No. 333-274498) (the “Registration Statement”)

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, the Company hereby requests that the U.S. Securities and Exchange Commission take appropriate action to cause the above-referenced Registration Statement to become effective on Thursday, September 21, 2023, at 4:00 p.m., Eastern Time, or as soon thereafter as is practicable, unless the Company notifies you otherwise prior to such time.

If you have any questions regarding this request, please contact our outside counsel, Faith L. Charles of Thompson Hine LLP, by telephone at (212) 908-3905 or via email at Faith.Charles@ThompsonHine.com. Please also call Faith L. Charles as soon as the Company’s Registration Statement has been declared effective. Thank you for your attention to this matter.

Sincerely,

ATHERSYS, INC.

By:          /s/ Daniel Camardo

Name:         Daniel Camardo

Title:         Chief Executive Officer

cc:         Faith L. Charles, Thompson Hine LLP